

BB 3/13

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Select Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 S. Court Street
(No. and Street)

Sullivan	Indiana	47882
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Weber (812) 268-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 5	Greencastle	Indiana	46135
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
202
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Select Investment Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



CAMI S. SHORTER
MY COMMISSION EXPIRES
June 14, 2014
NOTARY SEAL
SULLIVAN COUNTY
NOTARY PUBLIC, STATE OF INDIANA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SELECT INVESTMENTS CORP.
FINANCIAL STATEMENTS

DECEMBER 31, 2006

CAPITAL SELECT INVESTMENTS CORP.
Sullivan, Indiana
TABLE OF CONTENTS

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

Report of Independent Auditor's

Board of Directors
Capital Select Investments Corp.
28 S. Court Street
Sullivan, Indiana 47882

We have audited the accompanying Balance Sheet of Capital Select Investments Corp. (a Indiana Corporation) as of December 31, 2006 and the related statement of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Select Investments Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates CPA

Bray & Associates CPA's, LLC
February 6, 2007

Capital Select Investments Corp.
Balance Sheet
December 31, 2006

			Dollars
ASSETS			
Cash and due from banks	$ 46,508		
Deposit with clearing broker	15,000		
Commissions receivable	171,422		
Intangible assets (Net Amortization)	6,910		
Total Assets		$	239,840
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Accounts payable and accrued expenses	$ 104,127		
Payroll Taxes Payable	2,517		
Total Liabilities		$	106,644
Shareholders' Equity			
Common Stock no par value; 1000 shares authorized; and outstanding	$ 2,076,998		
Additional paid in capital	458,951		
Accumulated deficit	(2,402,753)		
Total Stockholders' Equity			133,196
Total Liabilities and Stockholders' Equity		$	239,840

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Operations
For the Year Ended December 31, 2006

		Dollars
Revenues:		
Commission & fees	$ 610,353	
Interest	3,245	
Total Revenues		$ 613,598
Expenses:		
Compensation and related expenses	$ 373,151	
Clearing fees and exchange charges	4,989	
Professional fees	8,700	
Communications	2,478	
Intangible amortization	7,464	
General and administration	217,138	
Total Expenses		613,920
Net Income Before Income Taxes		(322)
Income Taxes		0
Net Loss		$ (322)

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Cash Flows
For the Year Ended December 31, 2006

				Dollars
Cash Flows from Operating Activities:				
Net Loss	$	(322)		
Adjustments to reconcile net income to net cash from by operating activities:				
Intangible amortization		7,464		
Decrease in Commission Receivable		4,063		
Increase in Accounts Payable		10,913		
Decrease in Payroll Taxes Payable		(309)		
Net Cash from operating activities			$	21,809
Cash Flows from Investing Activities:				
Fixed assets expenditures and intangible	$	0		
Net Cash from Investing Activities				0
Cash Flows from Financing Activities:				
Net Cash from Investing Activities				0
Net change in cash and cash equivalents			$	21,809
Cash and cash equivalents at beginning of period				24,699
Cash and cash equivalents at end of period			$	46,508
Supplemental disclosures of cash flow information:				
Interest Paid during the period				0
Income taxes (State and Federal)				0

See Accompanying Notes and Accountant's Report

Capital Select Investment Corp.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2006

	Dollars			
	Common Stock	Paid In Capital	Accumulated Deficit	Total
Balance, December 31, 2005	$ 2,076,998	$ 458,951	$ (2,402,431)	$ 133,518
Net Loss			(322)	(322)
Balance December 31, 2006	$ 2,076,998	$ 458,951	$ (2,402,753)	$ 133,196

See Accompanying Notes and Accountant's Report

CAPITAL SELECT INVESTMENTS CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1- Summary of Significant Accounting Policies

Nature of Business: Capital Select Investments Corp. (the Company) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company operates from locations in Indiana, and is currently licensed to conduct business in Indiana, Illinois, Kentucky, Florida, New Jersey, Ohio and Pennsylvania. It operates as an introducing broker using the services of other brokers to clear bond and equity transactions and offers fixed and variable annuity investment products from a number of insurance companies.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on trade date.

Statement of Cash Flows: Cash and cash equivalents include cash on deposit at banks. The Company reports net cash flows from the change in its notes payable, which are short term borrowings from its banks.

Note 2- Commitments

The Company's agreement with its clearing broker requires the maintenance of a deposit, with the clearing broker, of at least $15,000. This deposit earns interest and is currently invested in a money market fund of the clearing organization.

Note 3- Amortization

Intangibles are amortized over 15 years using the straight line method.

Note 4-Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater. As of December 31, 2006, the net capital required was $7,113.

Net capital and aggregate indebtedness, changes from day-to-day, but at December 31, 2006, the Company had excess net capital and a net capital requirement of $53,605 and $7,113 respectively. Compliance with the net capital rule can have the effect of restricting the payment of dividends.

Income Taxes
No income taxes have been accrued due to carry forward of losses from prior years.

Note 5-Related Party

Capital Management Advisory Services, Inc. a related party, has agreed to pay for certain fixed and variable expenses of Capital Select Investment Corporation. The separate agreements state that Capital Management Advisory Corp. will not allow the Capital Select Investment Corporation capital to fall below the net capital requirement of NASD. Capital Select Investment Corporation paid Capital Management Advisory Service $ 172,787 during the year ended December 31, 2006.

SUPPLEMENTARY INFORMATION

Capital Select Investment Corp.

Reconciliation of Audited and Unaudited Reports

December 31, 2006

			Dollars					
			Adjustments					
Assets		As Reported		Debit		Credit		As Audited
Cash	$	46,483					$	46,483
Clearing Account		15,000						15,000
Other Receivables	$	192,326				20,904		171,422
Other Assets		6,935						6,935
Total Assets	$	260,744					$	239,840
Liabilities								
Liabilities and Accrued Expense	$	106,644					$	106,644
Stockholder Equity								
Common Stock		2,076,998						2,076,998
Paid in Capital		458,951						458,951
Retained Earnings		(2,381,849)		20,904				(2,402,753)
Total Equity	$	154,100					$	133,196
Total Liabilities and Stockholder-Equity	$	260,744	$	20,904	$	20,904	$	239,840

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Schedule 2

Explanation of Audit Adjustment

	Dollars	
	Debit	Credit
Accounts Receivable		20,904
Commissions Concessions	20,904	

Accounts Receivable that have been cancelled

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Reconciliation of Adjusted Net Capital as Reported
Compared to Amount Previously Reported by Broker-Dealer
December 31, 2006

Dollars

		As Reported	Adjustment		As Corrected
Total Ownership	$	154,100	(20,904)	$	133,196
Less: Non Allowable		93,382	(20,904)		72,478
Net Capital before Haircuts		60,718			60,718
Haircuts		0			0
Net Capital		60,718			60,718
Less Capital Required Minimum Net Capital Required		7,113			7,113
Net Capital in Excess		53,605			53,605
Total Liabilities	$	106,644		$	106,644

Total Aggregate Indebtedness $ 106,644
Minimum required Capital is 6 2/3% of 106,644 = 7113

See Independent Auditor's Report on Supplemental Information

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

REPORT OF INDEPENDENT AUDITOR'S ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Capital Select Investments Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Select Investments Corp. for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statement being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control , including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bray & Associates CPA's

Bray & Associates CPA's

February 6, 2007

END